Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Earnings to Fixed Charges and Preferred Dividends

($ in thousands, except ratios)

	For the Six Months Ended June 30,	For the Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Pre-tax income from continuing operations before earnings from equity method investments and other items	$38,903	$(110,899)	$(139,564)	$(178,293)	$(264,644)	$(411,106)
Add: Fixed charges as calculated below	105,323	229,152	231,967	232,037	270,872	359,844
Add: Distributions from operations of equity method investments	35,502	48,732	29,999	80,116	17,252	105,586
Less: Capitalized interest	(4,010)	(5,809)	(5,337)	(4,893)	(2,590)	(1,794)
Total earnings	$175,718	$161,176	$117,065	$128,967	$20,890	$52,530
Fixed charges:
Interest expense(1)	$100,332	$221,398	$224,639	$224,483	$266,225	$356,161
Add: Capitalized interest	4,010	5,809	5,337	4,893	2,590	1,794
Implied interest component on the company’s rent obligations	981	1,945	1,991	2,661	2,057	1,889
Fixed charges	$105,323	$229,152	$231,967	$232,037	$270,872	$359,844
Preferred dividends	25,660	51,320	51,320	51,320	49,020	42,320
Fixed charges and preferred dividends	$130,983	$280,472	$283,287	$283,357	$319,892	$402,164
Earnings to fixed charges(2)	1.67x	—	—	—	—	—
Earnings to fixed charges and preferred dividends(2)	1.34x	—	—	—	—	—

(1)                                 For the years ended December 31, 2012, interest expense includes $1,064 of interest expense reclassified to discontinued operations.

(2)                                 For the years ended December 31, 2016, 2015, 2014, 2013 and 2012 earnings were not sufficient to cover fixed charges by $67,976, $114,902, $103,070, $249,982 and $307,314, respectively, and earnings were not sufficient to cover fixed charges and preferred dividends by $119,296, $166,222, $154,390, $299,002 and $349,634, respectively.